United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 001-32239	CUSIP Number 20061Q106
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	October 31, 2008
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

COMMERCE ENERGY GROUP, INC.
Full Name of Registrant
Not Applicable
Former Name if Applicable
600 Anton Blvd., Suite 2000
Address of Principal Executive Office (Street and Number)
Costa Mesa, California 92626
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 11, 2008, the Company’s secured creditors proposed pursuant to Section 9-620 under the New York Uniform Commercial Code, to foreclose on, among other assets, all of the stock in the Company’s operating subsidiary, Commerce Energy, Inc., in satisfaction of the Company’s debts to them; on the same day, the Company consented to the foreclosure (the “Consensual Foreclosure”). As a result, the Company changed its basis of accounting effective October 31, 2008 (and for the periods ending subsequent to that date) from a going concern basis to a liquidation basis in accordance with generally accepted accounting principals in the United States (“GAAP”). As a result of the consummation of the Consensual Foreclosure, the Company has ceased all operations and will ask its shareholders to approve the dissolution of the Company. In light of the Consensual Foreclosure, the Company is still in the process of completing its customary review procedures for the Form 10-Q and cannot complete the Form 10-Q by the required deadline without unreasonable effort and expense. The Company expects to file the Form 10-Q for fiscal 2009 on or before December 22, 2008.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

C. Douglas Mitchell	714	481-6601
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  As a result of the Consensual Foreclosure, the Company ceased all operations. Additionally, following the Consensual Foreclosure and after providing for all known and reasonably foreseeable liabilities and obligations of the Company, the Company distributed substantially all of its cash to its stockholders, leaving the Company with virtually no assets.

  As a result, the Company changed its basis of accounting effective October 31, 2008 (and for the periods ending subsequent to that date) from a going concern basis to a liquidation basis in accordance with generally accepted accounting principals in the United States (“GAAP”). Accordingly, at October 31, 2008, assets have been reported at estimated net realizable value, assuming an orderly liquidation.

Commerce Energy Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	12-15-2008	By /s/	C. Douglas Mitchell	Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).